UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number 001-42981

DAVION HEALTHCARE PLC

(Translation of registrant's name into English)

Unit A

West Cork Business & Technology Park

Clonakilty, County Cork, P85 FV48

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Nasdaq Listing and Executive Leadership Transition

On October 20, 2026, Davion Healthcare Plc (the “Company” or “Davion”) announced that its ordinary shares are expected to commence trading on the Nasdaq Global Market on Thursday, October 22, 2026, under the ticker symbol “DAVI.” A copy of the Company’s press release dated October 20, 2026 is furnished as Exhibit 99.1 to this report on Form 6-K.

Upon commencement of trading on Nasdaq, Glenn Williams will be appointed Chief Executive Officer and Jeremy North will be appointed Chief Operating Officer. Jack Kaye, the Company’s current Chief Executive Officer, will become Chairman, continuing to provide strategic guidance to the Group and its Board. Sir Eric Peacock will step down as Chairman and remain on the Board as a Non-Executive Director.

Annual Salaries

The annual salaries for the incoming roles will be US$600,000 for Jack Kaye as Chairman, US$516,000 for Glenn Williams as Chief Executive Officer and US$420,000 for Jeremy North as Chief Operating Officer.

Operational Directorate

The Company is establishing an Operational Directorate as its principal executive management body, responsible for the day-to-day operation of the Group and execution of its strategy. Led by Chief Executive Officer Glenn Williams, the Directorate will include the Chief Financial Officer, Chief Operating Officer and Chief Commercial Officer, with other senior executives and advisers participating as required.

The Directorate’s responsibilities will include product commercialisation, international distribution, operational performance, acquisition evaluation and execution, and post-acquisition integration. It will report to the Board of Davion Healthcare Plc, which will retain responsibility for overall strategy, governance and oversight, including major financing and capital allocation decisions, material acquisitions, executive appointments and remuneration, risk management, audit, financial reporting and regulatory compliance.

Commercialisation and Growth Strategy

As described in the press release, Davion’s growth strategy combines the commercialisation of its proprietary, non-invasive health monitoring technologies with the acquisition of complementary healthcare businesses. Its flagship product, BreastCheck®, is an FDA-registered, non-invasive at-home breast health screening test intended to support proactive breast health monitoring and is not a replacement for mammography or clinical diagnosis. Maxim Group LLC acted as financial advisor to the Company in connection with the Nasdaq listing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press release dated October 20, 2026.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Davion Healthcare Plc

By: /s/ Jack Kaye

Name: Jack Kaye

Title: Chief Executive Officer

Date: October 20, 2026

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